The GEO Group, Inc.
One Park Place, Suite 700
621 Northwest 53rd Street
Boca Raton, Florida 33487-8242
July 20, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Registration Statement on Form S-4 (SEC Registration No. 333-173462) (the “Registration Statement”)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the GEO Group, Inc. (the “Company”) requests that the effectiveness of the Registration Statement referenced above be accelerated anytime prior to 5:30 p.m. on July 22, 2011.
     As requested, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, The GEO Group, Inc.
/s/ John J. Bulfin
John J. Bulfin
Senior Vice President, General Counsel and Secretary